Exhibit 99.1

October 9, 2008

Dear Fellow Shareholders,

The past year has been one of great transformation for our Company. We have aggressively expanded our fleet to nine quality, modern vessels and greatly enhanced our earnings potential. Throughout this period, we have worked diligently to strengthen our relationships with our charterers, banks and investors.

There is no doubt that the uncertainty resulting from the recent global financial crisis weighs heavy on everyone’s minds. In these turbulent times, FreeSeas has committed to working harder and smarter to navigate this situation, always with the best interests of our shareholders in mind.

We remain focused on fortifying the solid foundation upon which we have built this Company, allowing FreeSeas to steam through any obstacles and take advantage of opportunities as they present themselves.

We are pleased to invite you to FreeSeas’ annual meeting of shareholders, to be held on Friday, November 14, 2008. The enclosed proxy statement describes the important matters that we are asking our shareholders to consider.

Yours truly,

Mr. Ion G. Varouxakis
Chairman, President and CEO
FreeSeas Inc.

FreeSeas Inc. 89 Akti Miaouli Street & 4 Mavrokordatou str, GR 185 38 Piraeus, Greece • Tel. +30 210 45 28 770 • Fax. +30 210 42 91 010 • info@freeseas.gr ● www.freeseas.gr